Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Third Quarter of 2017
MONACO--(GLOBE NEWSWIRE - November 16, 2017) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers," or the "Company") today reported its results for the three and nine months ended September 30, 2017.
Results for the three months ended September 30, 2017 and 2016
For the three months ended September 30, 2017, the Company's adjusted net loss (see Non-IFRS Measures section below) was $34.0 million, or $0.15 basic and diluted loss per share, which excludes from net loss (i) $2.3 million of transaction costs related to the previously announced merger with Navig8 Product Tankers Inc ("NPTI") (see Merger with Navig8 Product Tankers Inc below) and (ii) a $0.6 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company’s net loss by $2.9 million, or $0.01 basic and diluted loss per share. For the three months ended September 30, 2017, the Company had a net loss of $36.9 million, or $0.16 basic and diluted loss per share.
For the three months ended September 30, 2016, the Company's adjusted net loss (see Non-IFRS Measures section below) was $18.3 million, or $0.11 basic and diluted loss per share, which excludes from net loss (i) an aggregate write-off of $9.0 million of deferred financing fees and (ii) a $0.2 million unrealized gain on derivative financial instruments. The adjustments resulted in an aggregate reduction of the Company's net loss by $8.8 million, or $0.06 basic and diluted loss per share. For the three months ended September 30, 2016, the Company had a net loss of $27.1 million, or $0.17 basic and diluted loss per share.
Results for the nine months ended September 30, 2017 and 2016
For the nine months ended September 30, 2017, the Company's adjusted net loss was $62.5 million (see Non-IFRS Measures section below), or $0.33 basic and diluted loss per share, which excludes from net loss (i) a $23.3 million loss on sales of vessels, (ii) $34.8 million of transaction costs related to the previously announced merger with NPTI, (iii) a $5.4 million gain recorded on the previously announced purchase of the four NPTI subsidiaries that own four LR1 tankers, and (iv) a $1.5 million write-off of deferred financing fees. The adjustments resulted in an aggregate reduction of the Company's net loss by $54.2 million, or $0.28 basic and diluted loss per share. For the nine months ended September 30, 2017, the Company had a net loss of $116.7 million, or $0.61 basic and diluted loss per share.

For the nine months ended September 30, 2016, the Company's adjusted net income (see Non-IFRS Measures section below) was $18.7 million, or $0.12 basic and $0.11 diluted earnings per share, which excludes from net income (i) a $2.1 million loss on sales of vessels, (ii) an aggregate write-off of $14.5 million of deferred financing fees, (iii) a $1.6 million unrealized gain on derivative financial instruments, and (iv) a $1.0 million aggregate gain recorded on the repurchase of $10.0 million aggregate principal amount of the Company's Convertible Notes. The adjustments resulted in an aggregate increase of net income by $14.0 million, or $0.09 basic and $0.08 diluted earnings per share. For the nine months ended September 30, 2016, the Company had net income of $4.8 million, or $0.03 basic and diluted earnings per share.
Declaration of Dividend
On November 14, 2017, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about December 28, 2017 to all shareholders as of December 13, 2017 (the record date). As of November 14, 2017, there were 281,095,755 shares outstanding.
Diluted Weighted Number of Shares
Diluted earnings per share is determined using the if-converted method. Under this method, the Company assumes that the Convertible Notes (which were issued in June 2014) are converted into common shares at the beginning of each period and the interest and non-cash amortization expense associated with these notes of $5.6 million and $16.7 million during the three and nine months ended September 30, 2017, respectively, are not incurred. Conversion is not assumed if the results of this calculation are anti-dilutive.
For the three and nine months ended September 30, 2017, the Company's basic weighted average number of shares were 232,062,058 and 192,304,650, respectively. The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three and nine months ended September 30, 2017 as the Company incurred net losses.

For the three and nine months ended September 30, 2016, the Company's basic weighted average number of shares were 160,844,168 and 160,902,344, respectively. The weighted average number of shares, both diluted and under the if-converted method, were anti-dilutive for the three months ended September 30, 2016 as the Company incurred a net loss. The Company's diluted weighted average number of shares for the nine months ended September 30, 2016 was 166,839,648 which excludes the impact of the Convertible Notes since the if-converted method was anti-dilutive. As of the date hereof, the Convertible Notes are not eligible for conversion.

Summary of Recent and Third Quarter Significant Events

•
Completed the acquisition of NPTI and its fleet of 12 LR1 and 15 LR2 product tankers in exchange for 55 million shares of common stock and the assumption of NPTI's debt. Four of the LR1 product tankers were acquired on June 14, 2017, and the remaining vessels were acquired upon the closing of the merger on September 1, 2017. See "Merger with Navig8 Product Tankers Inc" below.

•	Below is a summary of the average daily TCE revenue and duration for voyages fixed for the Company's vessels thus far in the fourth quarter of 2017 as of the date hereof:

•	For the LR2s in the pool: approximately $16,500 per day for 60% of the days.

•	For the LR1s in the pool: approximately $10,750 per day for 60% of the days.

•	For the MRs in the pool: approximately $11,750 per day for 55% of the days.

•	For the ice-class 1A and 1B Handymaxes in the pool: approximately $9,200 per day for 60% of the days.

•	Below is a summary of the average daily TCE revenue earned on the Company's vessels during the third quarter of 2017:

•	For the LR2s in the pools: $12,903 per revenue day (includes the LR2s purchased from NPTI and operated in the Navig8 Alpha8 pool for a portion of the third quarter 2017).

•	For the LR1s in the pools: $12,037 per revenue day (includes the LR1s purchased from NPTI and operated in the Navig8 LR8 pool for all or a portion of the third quarter 2017).

•	For the MRs in the pool: $12,788 per revenue day.

•	For the Handymaxes in the pool: $9,370 per revenue day.

•
Entered into finance lease agreements for five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) with an unaffiliated third party. The financing for three of the vessels closed in September 2017, and the financing for one of the vessels closed in October 2017, resulting in an increase to the Company's liquidity of $29.4 million in aggregate, after the repayment of outstanding debt. The financing for the remaining vessel is expected to close before December 31, 2017 and is expected to result in an additional increase in the Company's liquidity of $7.1 million, after the repayment of outstanding debt. See “Finance Lease Agreements” below.

•
Took delivery of STI Leblon, STI La Boca, STI San Telmo and STI Donald C Trauscht, four MR product tankers that were under construction, from Hyundai Mipo Dockyard Co. Ltd. of South Korea ("HMD"). STI Leblon and STI La Boca were delivered in July 2017, STI San Telmo was delivered in September 2017, and STI Donald C Trauscht was delivered in October 2017. As part of these deliveries, the Company drew down $21.0 million, $21.0 million, $20.6 million and $20.7 million in June, July, September and October 2017, respectively, from its 2017 Credit Facility to partially finance the purchase of these vessels.

•	Paid a quarterly cash dividend on the Company's common stock of $0.01 per share in September 2017.
Merger with Navig8 Product Tankers Inc
On May 23, 2017, the Company entered into definitive agreements to acquire NPTI, including its fleet of 12 LR1 and 15 LR2 product tankers for 55 million common shares of the Company and the assumption of NPTI's debt. The key events and corresponding timeline of the merger were as follows:

•
On May 30, 2017, the Company issued 50 million shares of common stock in an underwritten public offering at an offering price of $4.00 per share for net proceeds of approximately $188.7 million, after deducting underwriters' discounts and offering expenses. The completion of this offering was a condition to closing the merger with NPTI.

•
On June 14, 2017, the Company acquired certain of NPTI’s subsidiaries that own four LR1 tankers for an aggregate acquisition price of $156.0 million, consisting of $42.2 million of cash and $113.8 million of assumed indebtedness (including accrued interest). The cash portion of the acquisition price (after considering cash flows from operations) formed part of the balance sheet of the combined company upon the closing of the merger on September 1, 2017.

•
On September 1, 2017, the merger with NPTI closed, and the Company acquired the remaining eight LR1 and 15 LR2 tankers. As of November 14, 2017, all of the vessels acquired from NPTI have exited the Navig8 pools in which they were operating and have entered, or are expected to enter, the Scorpio Group pools before December 31, 2017.

•	The Company assumed NPTI's aggregate outstanding indebtedness of $806.4 million as of the date of closing.
Finance Lease Agreements
In September 2017, the Company entered into finance lease agreements for five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) to an unaffiliated third party for a sales price of $27.5 million per vessel. The financing for three of the vessels closed in September 2017 and the financing for one of the vessels closed in October 2017, resulting in an increase in the Company's liquidity of $29.4 million in aggregate, after the repayment of outstanding debt. The financing for the remaining vessel is expected to close before December 31, 2017 and is expected to result in an additional increase in the Company's liquidity of $7.1 million, after the repayment of outstanding debt.
Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day, and the Company has three consecutive one-year options to extend each charter beyond the initial term. Furthermore, the Company has the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to the Company at the expiration of the agreement (as applicable).
As a result of these transactions, the Company repaid the outstanding debt balance of (i) $44.6 million in aggregate for three vessels on its 2016 Credit Facility and (ii) $13.8 million on its HSH Credit Facility for the remaining vessel. These agreements are being accounted for as financing transactions. Upon the closing of the final sale, the Company expects to repay $14.9 million on its 2016 Credit Facility.
Time Charter-in Update
In November 2017, the Company extended the time charter-in agreement for an MR that is currently time chartered-in for an additional six months at $13,250 per day effective December 2017. The Company also has an option to extend the charter for an additional year at $14,500 per day.
$250 Million Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014 and (iii) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017.
In April 2017, we acquired an aggregate of 250,419 of our Unsecured Senior Notes due 2017 for aggregate consideration of $6.3 million, which was the result of the cash tender offer of such notes. These notes matured and were repaid in full in October 2017.
As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
Conference Call
The Company has scheduled a conference call on November 16, 2017 at 8:30 AM Eastern Standard Time and 2:30 PM Central European Time. The dial-in information is as follows:
US Dial-In Number: 1 (855) 861-2416
International Dial-In Number: +1 (703) 736-7422
Conference ID: 3439099

Participants should dial into the call 10 minutes before the scheduled time. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://edge.media-server.com/m6/p/uheiuc6g
Current Liquidity
As of November 14, 2017, the Company had $120.8 million in unrestricted cash and cash equivalents.
Drydock Update
Five of the Company’s 2012 built MR product tankers were drydocked in accordance with their scheduled, class required special survey during the third quarter of 2017 and for a portion of October 2017. These vessels were offhire for an aggregate of 102 days and the aggregate estimated drydock cost is approximately $6.0 million.
The Company has five MRs that are scheduled for drydock throughout 2018 and estimates that these vessels will be offhire for an aggregate of 100 days with estimated aggregate drydock costs of approximately $4.0 million.

Debt
Set forth below is a summary of the Company’s outstanding indebtedness as of the dates presented:

In millions of U.S. dollars	Outstanding as of June 30, 2017	Additions, drawdowns and (repayments), net	Outstanding as of September 30, 2017	Drawdowns and (repayments), net	Outstanding as of November 14, 2017	Availability as of November 14, 2017
K-Sure Credit Facility	$295.8	$(12.3)	$283.5	$—	$283.5	$—
KEXIM Credit Facility	349.8	(16.8)	333.0	—	333.0	—
Credit Suisse Credit Facility	57.4	(3.9)	53.5	—	53.5	—
ABN AMRO Credit Facility	117.7	(2.2)	115.5	(1.7)	113.8	—
ING Credit Facility	119.9	(10.0)	109.9	—	109.9	—
BNP Paribas Credit Facility	31.0	—	31.0	—	31.0	—
Scotiabank Credit Facility	31.0	(2.2)	28.8	—	28.8	—
NIBC Credit Facility	37.8	(3.1)	34.7	—	34.7	—
2016 Credit Facility (1)	267.6	(51.4)	216.2	—	216.2	—
HSH Nordbank Credit Facility (1)	30.4	(0.7)	29.7	(14.2)	15.5	—
2017 Credit Facility (2)	61.4	40.4	101.8	19.9	121.7	43.1
DVB 2017 Credit Facility	81.4	(1.5)	79.9	(1.5)	78.4	—
Credit Agricole Credit Facility (3)	112.1	(2.1)	110.0	—	110.0	—
ABN AMRO/K-Sure Credit Facility (4)	—	54.3	54.3	—	54.3	—
Citi/K-Sure Credit Facility (5)	—	114.1	114.1	—	114.1	—
Ocean Yield Sale and Leaseback (6)	—	173.3	173.3	(0.9)	172.4	—
CMBFL Sale and Leaseback (7)	—	68.0	68.0	—	68.0	—
BCFL Sale and Leaseback (LR2s) (8)	—	109.9	109.9	(0.6)	109.3	—
CSSC Sale and Leaseback (9)	—	268.1	268.1	(1.4)	266.7	—
BCFL Sale and Leaseback (MRs) (10)	—	66.6	66.6	21.9	88.5	—
2020 senior unsecured notes	53.8	—	53.8	—	53.8	—
2017 senior unsecured notes (11)	45.5	—	45.5	(45.5)	—	—
2019 senior unsecured notes	57.5	—	57.5	—	57.5	—
Convertible Notes	348.5	—	348.5	—	348.5	—
	$2,098.6	$788.5	$2,887.1	$(24.0)	$2,863.1	$43.1

(1)
In September 2017, the Company repaid $44.6 million on its 2016 Credit Facility as a result of the closing of the previously announced finance lease for STI Topaz, STI Ruby and STI Garnet. In October 2017, the Company repaid $13.8 million on its HSH Credit Facility as a result of the closing of the finance lease for STI Onyx.

(2)
The Company drew down $21.0 million in July 2017, $20.6 million in September and $20.7 million in October 2017 from the 2017 Credit Facility to partially finance the purchases of STI La Boca, STI San Telmo and STI Donald C Trauscht, respectively.

(3)
In June 2017, prior to the closing of the merger with NPTI, the Company acquired certain of NPTI's subsidiaries that own four LR1 tankers (STI Excel, STI Excelsior, STI Expedite and STI Exceed). This transaction closed on June 14, 2017, and the Company assumed the outstanding indebtedness under NPTI's Credit Agricole Credit Facility upon closing. Repayments will be made in equal quarterly installments of $2.1 million in aggregate in accordance with a 15-year repayment profile with a balloon payment due upon maturity, which occurs between November 2022 and February 2023 (depending on the vessel). The facility bears interest at LIBOR plus a margin of 2.75%. The remaining terms and conditions, including financial covenants, have been amended to be similar to those in the Company's existing credit facilities.

(4)
The Company assumed the outstanding indebtedness under NPTI's senior secured credit facility with ABN AMRO Bank N.V. and Korea Trade Insurance Corporation ("K-Sure"), which we refer to as the ABN AMRO/K-Sure Credit Facility, upon the closing of the merger with NPTI in September 2017. Two LR1s (STI Precision and STI Prestige) are collateralized under this facility, and the facility consists of two separate tranches, an $11.5 million commercial tranche and a $42.8 million K-Sure tranche (which represents the amounts outstanding at September 30, 2017). The commercial tranche bears interest at LIBOR plus 2.75%, and the K-Sure tranche bears interest at LIBOR plus 1.80%. Repayments on the K-Sure tranche will be made in equal quarterly installments of $1.0 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche will be repaid via a balloon payment upon maturity in September and November 2022 (depending on the vessel). The K-Sure tranche fully matures in September and November 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates. The remaining terms and conditions, including financial covenants, have been amended to be similar to those in the Company's existing credit facilities.

(5)
The Company assumed the outstanding indebtedness under NPTI's senior secured credit facility with Citibank N.A., London Branch, Caixabank, S.A., and K-Sure, which we refer to as the Citi/K-Sure Credit Facility, upon the closing of the merger with NPTI in September 2017. Four LR1s (STI Excellence, STI Executive, STI Experience, and STI Express) are collateralized under this facility. The facility consists of two separate tranches, a $25.1 million commercial tranche and a $89.0 million K-Sure tranche (which represents the amounts outstanding at September 30, 2017). The commercial tranche bears interest at LIBOR plus 2.50%, and the K-Sure tranche bears interest at LIBOR plus 1.60%. Repayments on the K-Sure tranche will be made in equal quarterly installments of $2.1 million in accordance with a 12-year repayment profile from the date of delivery from the shipyard, with a balloon payment due upon maturity, and the commercial tranche is scheduled to be repaid via a balloon payment upon maturity which occurs between March and May 2022 (depending on the vessel). The K-Sure tranche fully matures between March and May 2028 (depending on the vessel), and K-Sure has an option to require repayment upon the maturity of the commercial tranche if the commercial tranche is not refinanced by its maturity dates. The remaining terms and conditions, including financial covenants, have been amended to be similar to those in the Company's existing credit facilities.

(6)
The Company assumed the obligations under NPTI’s finance lease arrangement with Ocean Yield ASA for four LR2 tankers (STI Sanctity, STI Steadfast, STI Supreme, and STI Symphony) upon the closing of the merger with NPTI in September 2017. Under this arrangement, each vessel is subject to a 13-year bareboat charter, which expires between February and August 2029 (depending on the vessel). Charterhire, which is paid monthly in advance, includes a quarterly adjustment based on prevailing LIBOR rates.

These arrangements are being accounted for as financing transactions, with a portion of the fixed rate attributed to interest expense and the remaining portion applied against the principle balance. Future principal payments are approximately $0.2 million gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The interest component of the leases approximates LIBOR plus 5.40%. The Company also has purchase options to re-acquire each of the vessels during the bareboat charter period, with the first of such options exercisable beginning at the end of the seventh year from the delivery date of the subject vessel. The Company is subject to certain terms and conditions, including financial covenants, under this arrangement which have been amended to be similar to those in the Company's existing credit facilities.

(7)
The Company assumed the obligations under NPTI’s finance lease arrangement with CMB Financial Leasing Co. Ltd ("CMBFL") for two LR1 tankers (STI Pride and STI Providence) upon the closing of the merger with NPTI in September 2017. Under this arrangement, each vessel is subject to a seven-year bareboat charter which expires in July or August 2023 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed, quarterly repayment amount of $0.6 million per vessel plus a variable component calculated at LIBOR plus 3.75%. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable on the third anniversary from the delivery date of the respective vessel. There is also purchase obligation for each vessel upon the expiration of the agreement for $40.2 million in aggregate. These arrangements are being accounted for as financing transactions. The Company is subject to certain terms and conditions, including financial covenants, under this arrangement which have been amended to be similar to those in the Company's existing credit facilities.

(8)
The Company assumed the obligations under NPTI’s finance lease arrangement with Bank of Communications Finance Leasing Co Ltd., ("BCFL") for three LR2 tankers (STI Solace, STI Solidarity, and STI Stability) upon the closing of the merger with NPTI in September 2017. Under the arrangement, each vessel is subject to a 10-year bareboat charter, which expires in July 2026. Charterhire under the arrangement is determined in advance, on a quarterly basis and is calculated by determining the payment based off of the then outstanding balance, the time to expiration and an interest rate of LIBOR plus 3.50%. At current, prevailing interest rates, future principal payments are estimated to be $0.2 million gradually increasing to $0.3 million per vessel per month until the expiration of the agreement. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also purchase obligation for each vessel upon the expiration of the agreement for $29.7 million in aggregate. These arrangements are being accounted for as financing transactions.

(9)
The Company assumed the obligations under NPTI’s finance lease arrangement with CSSC (Hong Kong) Shipping Company Limited ("CSSC") for eight LR2 tankers (STI Gallantry, STI Nautilus, STI Guard, STI Guide, STI Goal, STI Gauntlet, STI Gladiator and STI Gratitude) upon the closing of the merger with NPTI in September 2017. Under the arrangement, each vessel is subject to a 10-year bareboat charter which expires throughout 2026 and 2027 (depending on the vessel). Charterhire under the arrangement is comprised of a fixed repayment amount of $0.2 million per month per vessel plus a variable component calculated at LIBOR plus 4.60%. The Company has purchase options to re-acquire each of the subject vessels during the bareboat charter period, with the first of such options exercisable at the end of the fourth year from the delivery date of the respective vessel. There is also a purchase obligation for each vessel upon the expiration of the agreement for $111.4 million in aggregate. These arrangements are being accounted for as financing transactions.

(10)
In September 2017, the Company entered into finance lease agreements with BCFL for five 2012 built MR product tankers (STI Amber, STI Topaz, STI Ruby, STI Garnet and STI Onyx) for a sales price of $27.5 million per vessel. The financing for three of the vessels closed in September 2017 and the financing for one of the vessels closed in October 2017 resulting in an increase to the Company's liquidity of $29.4 million in aggregate, after the repayment of outstanding debt. The financing for the remaining vessel is expected to close before the end of the year and is expected to result in an additional increase to the Company's liquidity of $7.1 million, after the repayment of outstanding debt. Each agreement is for a fixed term of seven years at a bareboat rate of $9,025 per vessel per day and the Company has three consecutive one year options to extend each charter beyond the initial term. The Company also has the option to purchase these vessels beginning at the end of the fifth year of the agreements through the end of the tenth year of the agreements. A deposit of $5.1 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to the Company at the expiration of the agreement (as applicable). These agreements are being accounted for as financing transactions.

(11)	In October 2017, the Company's 7.50% Senior Notes matured and were repaid in full.

Set forth below are the expected, estimated future principal repayments on the Company's outstanding indebtedness which includes amounts due under sale and finance leaseback arrangements:

In millions of U.S. dollars
Q4 2017 - principal payments made to date	$66.9
Q4 2017 - remaining principal payments	40.1
Q1 2018	46.2
Q2 2018	31.7
Q3 2018	62.5
Q4 2018	37.4
Q1 2019	62.6
Q2 2019	470.1
Q3 2019	62.3
Q4 2019	37.1
2020 and thereafter	2,013.2

$2,930.1

Newbuilding Program
As of September 30, 2017, the Company had three MR product tankers under construction with HMD. In October 2017, one of these three vessels, STI Donald C Trauscht was delivered from HMD. The Company refers to these vessels under construction as its Newbuilding Program.
During the third quarter of 2017, the Company made installment payments of $48.7 million relating to vessels under its Newbuilding Program, which included the deliveries of STI La Boca and STI San Telmo.
Set forth below are the expected installment payments and estimated debt drawdowns to partially finance the purchase vessels under construction as of September 30, 2017 (1):

In millions of U.S. dollars
Q4 2017 - installment payments made to date	$27.0
Q4 2017 - remaining installment payment	25.2
Q1 2018	21.6

$73.8

Expected debt drawdowns (1)	In millions of U.S. dollars
Q4 2017 - drawdown made to date	$20.7	(2)
Q4 2017 - drawdown to be made	21.6
Q1 2018	21.6

Total expected debt drawdowns	$63.9

(1)	The installment payments and debt drawdowns are estimates only and are subject to change as construction progresses.

(2)
As of September 30, 2017, the Company had $63.9 million available under its 2017 Credit Facility to partially finance the purchase of three MR product tankers that were under construction at HMD. In October 2017, the Company drew down $20.7 million to partially finance the purchase of STI Donald C Trauscht, which was delivered in October 2017.

Explanation of Variances on the Third Quarter of 2017 Financial Results Compared to the Third Quarter of 2016

For the three months ended September 30, 2017, the Company recorded a net loss of $36.9 million compared to a net loss of $27.1 million for the three months ended September 30, 2016. The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management. The following table depicts TCE revenue for the three months ended September 30, 2017 and 2016:

	For the three months ended September 30,
In thousands of U.S. dollars	2017	2016
Vessel revenue	$123,119	$114,336
Voyage expenses	(1,276)	(330)
TCE revenue	$121,843	$114,006

•
TCE revenue increased $7.8 million to $121.8 million from $114.0 million for the three months ended September 30, 2017 and 2016, respectively. This increase was driven by the growth of the Company's fleet to an average of 108.9 operating vessels during the three months ended September 30, 2017 from an average of 90.3 operating vessels during the three months ended September 30, 2016. This increase was partially offset by a decrease in overall time charter equivalent revenue per day to $12,395 per day from $13,737 per day for the three months ended September 30, 2017 and 2016, respectively (see the breakdown of daily TCE below). TCE revenue per day reflects unfavorable market conditions, which have been driven by an unfavorable supply and demand imbalance throughout 2017.

•
Vessel operating costs increased $12.5 million to $58.4 million from $45.9 million for the three months ended September 30, 2017 and 2016, respectively. This increase was the result of an increase in the average number of owned and bareboat chartered-in vessels to 99.3 vessels from 77.0 vessels for the three months ended September 30, 2017 and 2016, respectively. This increase was partially offset by an overall decrease in vessel operating costs per day to $6,393 per day from $6,482 per day for the three months ended September 30, 2017 and 2016, respectively which was driven by improvements in our LR2 and MR operating segments (see the breakdown of daily vessel operating costs below).

•
Charterhire expense decreased $2.1 million to $18.9 million from $21.0 million for the three months ended September 30, 2017 and 2016, respectively. This decrease was driven by lower average daily base rates on the Company's time chartered-in fleet to an average of $13,658 per vessel per day from an average of $16,918 per vessel per day for the three months ended September 30, 2017 and 2016, respectively. The Company's time and bareboat chartered-in fleet increased to an average of 19.6 vessels, (9.6 time chartered-in vessels and 10.0 bareboat chartered-in vessels) from an average of 13.3 time chartered-in vessels for the three months ended September 30, 2017 and 2016, respectively. There were no bareboat chartered-in vessels during the three months ended September 30, 2016. The average daily base rate for the Company's bareboat chartered-in fleet was $7,309 per vessel per day for the three months ended September 30, 2017.

•
Depreciation expense increased $5.7 million to $36.3 million from $30.7 million for the three months ended September 30, 2017 and 2016, respectively. This increase was primarily driven by the delivery of two LR2 and five MR tankers under our Newbuilding Program during the nine months ended September 30, 2017, the delivery of the four LR1 vessels acquired from NPTI in June 2017 and the delivery of eight LR1 and 15 LR2 vessels acquired from NPTI in September 2017. These deliveries were offset by the sales of five MR vessels during 2017.

•	Merger transaction related costs of $2.3 million during the three months ended September 30, 2017 represent legal and advisory costs incurred as part of the merger with NPTI.

•
Financial expenses decreased $0.2 million to $30.9 million from $31.2 million for the three months ended September 30, 2017 and 2016, respectively. Financial expenses during the three months ended September 30, 2016 reflect a $9.0 million write-off of deferred financing fees as compared to a $0.6 million write-off of deferred financing fees that was recorded during the three months ended September 30, 2017. The increase in financial expenses, after removing the effect of deferred financing fee write-offs, was a result of (i) increased interest expense incurred as a result of the assumption of $806.4 million of indebtedness upon the closing of the merger with NPTI, (ii) increases in LIBOR rates when compared to the third quarter of 2016, (iii) interest incurred on the Company's newly issued Senior Notes due 2019, and (iv) a decrease in capitalized interest as a result of the decrease in the number of vessels under construction.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income or Loss
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	2017	2016	2017	2016
Revenue
Vessel revenue	$123,119	$114,336	$364,338	$416,678

Operating expenses
Vessel operating costs	(58,418)	(45,915)	(156,403)	(140,187)
Voyage expenses	(1,276)	(330)	(4,720)	(1,158)
Charterhire	(18,886)	(21,011)	(57,790)	(55,341)
Depreciation	(36,341)	(30,686)	(97,883)	(90,775)
General and administrative expenses	(12,539)	(12,491)	(36,141)	(42,593)
Gain / (loss) on sales of vessels	7	—	(23,345)	(2,078)
Merger transaction related costs	(2,285)	—	(34,815)	—
Bargain purchase gain	—	—	5,417	—
Total operating expenses	(129,738)	(110,433)	(405,680)	(332,132)
Operating (loss) / income	(6,619)	3,903	(41,342)	84,546
Other (expense) and income, net
Financial expenses	(30,927)	(31,150)	(77,621)	(82,381)
Realized loss on derivative financial instruments	—	—	(116)	—
Unrealized gain on derivative financial instruments	—	169	—	1,600
Financial income	665	59	1,154	1,163
Other expenses, net	(67)	(96)	1,195	(166)
Total other expense, net	(30,329)	(31,018)	(75,388)	(79,784)
Net (loss) / income	$(36,948)	$(27,115)	$(116,730)	$4,762

(Loss) / earnings per share

Basic	$(0.16)	$(0.17)	$(0.61)	$0.03
Diluted	$(0.16)	$(0.17)	$(0.61)	0.03
Basic weighted average shares outstanding	232,062,058	160,844,168	192,304,650	160,902,344
Diluted weighted average shares outstanding (1)	232,062,058	160,844,168	192,304,650	166,839,648

(1) The dilutive effect of (i) unvested shares of restricted stock and (ii) the potentially dilutive securities relating to the Company's Convertible Notes were excluded from the computation of diluted earnings per share for the three and nine months ended September 30, 2017 because their effect would have been anti-dilutive. Weighted average shares under the if-converted method (which includes the potential dilutive effect of both the unvested shares of restricted stock and our Convertible Notes) were 270,697,114 and 231,888,265 for the three and nine months ended September 30, 2017, respectively.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	September 30, 2017	December 31, 2016
Assets
Current assets
Cash and cash equivalents	$197,368	$99,887
Accounts receivable	59,423	42,329
Prepaid expenses and other current assets	19,097	9,067
Derivative financial instruments	—	116
Inventories	10,026	6,122
Total current assets	285,914	157,521
Non-current assets
Vessels and drydock	4,091,593	2,913,254
Vessels under construction	39,380	137,917
Other assets	47,675	21,495
Goodwill	11,810	—
Restricted cash	9,259	—
Total non-current assets	4,199,717	3,072,666
Total assets	$4,485,631	$3,230,187
Current liabilities
Current portion of long-term debt	$179,226	$353,012
Finance lease liability	45,845	—
Accounts payable	25,124	9,282
Accrued expenses	28,092	23,024
Total current liabilities	278,287	385,318
Non-current liabilities
Long-term debt	1,943,921	1,529,669
Finance lease liability	639,775	—
Total non-current liabilities	2,583,696	1,529,669
Total liabilities	2,861,983	1,914,987
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	3,308	2,247
Additional paid-in capital	2,180,886	1,756,769
Treasury shares	(443,816)	(443,816)
Accumulated deficit	(116,730)	—
Total shareholders' equity	1,623,648	1,315,200
Total liabilities and shareholders' equity	$4,485,631	$3,230,187

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the nine months ended September 30,
In thousands of U.S. dollars	2017	2016
Operating activities
Net (loss) / income	$(116,730)	$4,762
Loss on sales of vessels	23,345	2,078
Depreciation	97,883	90,775
Amortization of restricted stock	17,480	23,076
Amortization of deferred financing fees	10,369	10,973
Write-off of deferred financing fees	1,497	14,425
Bargain purchase gain	(5,417)	—
Share-based transaction costs	5,973	—
Unrealized gain on derivative financial instruments	—	(1,600)
Amortization of acquired time charter contracts	—	65
Accretion of Convertible Notes	9,109	8,650
Accretion of fair value measurement on debt assumed from merger with NPTI	510	—
Gain on repurchase of Convertible Notes	—	(994)
	44,019	152,210
Changes in assets and liabilities:
Drydock payments	(2,803)	—
(Increase) / decrease in inventories	(1,761)	781
Decrease in accounts receivable	4,230	20,519
Decrease / (increase) in prepaid expenses and other current assets	10,842	(7,500)
(Increase) / decrease in other assets	(18,590)	2,078
Increase in accounts payable	15,222	119
Decrease in accrued expenses	(14,983)	(12,868)
	(7,843)	3,129
Net cash inflow from operating activities	36,176	155,339
Investing activities
Acquisition of vessels and payments for vessels under construction	(200,735)	(111,785)
Proceeds from disposal of vessels	127,372	158,175
Net cash paid for the merger with Navig8 Product Tankers Inc	(23,062)	—
Net cash (outflow) / inflow from investing activities	(96,425)	46,390
Financing activities
Debt repayments	(409,452)	(728,922)
Issuance of debt	425,890	565,028
Debt issuance costs	(12,386)	(9,797)
Decrease in restricted cash	10,762	—
Repayment of Convertible Notes	—	(8,393)
Gross proceeds from issuance of common stock	200,000	—
Equity issuance costs	(11,291)	(24)
Dividends paid	(6,298)	(65,094)
Redemption of Navig8 Product Tankers Redeemable Preferred Shares	(39,495)	—
Repurchase of common stock	—	(16,505)
Net cash inflow / (outflow) from financing activities	157,730	(263,707)
Increase / (decrease) in cash and cash equivalents	97,481	(61,978)
Cash and cash equivalents at January 1,	99,887	200,970
Cash and cash equivalents at September 30,	$197,368	$138,992

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three and nine months ended September 30, 2017
(unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$37,808	$42,081	$127,844	$200,309

Average Daily Results
Time charter equivalent per day(2)	$12,395	$13,737	$13,289	$16,932
Vessel operating costs per day(3)	$6,393	$6,482	$6,379	$6,560

Aframax/LR2
TCE per revenue day (2)	$13,234	$19,142	$14,768	$22,274
Vessel operating costs per day(3)	$6,469	$6,652	$6,448	$6,671
Average number of owned or finance leased vessels	27.9	21.0	23.9	20.1
Average number of time chartered-in vessels	1.6	2.0	1.3	2.0

Panamax/LR1
TCE per revenue day (2)	$11,787	$10,547	$11,588	$18,177
Vessel operating costs per day(3)	$6,525	$—	$6,399	$—
Average number of owned or finance leased vessels	6.6	—	2.5	—
Average number of time chartered-in vessels	—	1.0	0.5	0.9

MR
TCE per revenue day (2)	$13,041	$12,539	$13,183	$15,907
Vessel operating costs per day(3)	$6,208	$6,420	$6,220	$6,569
Average number of owned or finance leased vessels	40.8	42.0	41.4	43.9
Average number of time chartered-in vessels	6.0	5.3	6.9	4.4
Average number of bareboat chartered-in vessels	3.0	—	1.8	—

Handymax
TCE per revenue day (2)	$10,062	$10,274	$12,036	$13,130
Vessel operating costs per day(3)	$6,635	$6,424	$6,631	$6,365
Average number of owned or finance leased vessels	14.0	14.0	14.0	14.0
Average number of time chartered-in vessels	2.0	5.0	2.1	4.4
Average number of bareboat chartered-in vessels	7.0	—	5.8	—

Fleet data
Average number of owned or finance leased vessels	89.3	77.0	81.8	78.0
Average number of time chartered-in vessels	9.6	13.3	10.8	11.8
Average number of bareboat chartered-in vessels	10.0	—	7.5	—

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$4,799	$—	$5,156	$—

(1)	See Non-IFRS Measures section below.
(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

Fleet list as of November 14, 2017

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	Time Charter (6)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	Time Charter (6)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR
20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,995	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR

45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	Time Charter (7)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	Time Charter (7)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	Spot (8)	MR
57	STI Donald C Trauscht	2017	49,990	1B	Spot (8)	MR
58	STI Excel	2015	74,000	—	SLR1P (3)	LR1
59	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
60	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
61	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
62	STI Executive	2016	74,000	—	SLR1P (3)	LR1
63	STI Excellence	2016	74,000	—	SLR1P (3)	LR1
64	STI Experience	2016	74,000	—	SLR1P (3)	LR1
65	STI Express	2016	74,000	—	SLR1P (3)	LR1
66	STI Precision	2016	74,000	—	SLR1P (3)	LR1
67	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
68	STI Pride	2016	74,000	—	SLR1P (3)	LR1
69	STI Providence	2016	74,000	—	SLR1P (3)	LR1
70	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
71	STI Madison	2014	109,999	—	SLR2P (4)	LR2
72	STI Park	2014	109,999	—	SLR2P (4)	LR2
73	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
74	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
75	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
76	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
77	STI Rose	2015	109,999	—	Time Charter (9)	LR2
78	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
79	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
80	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
81	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
82	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
83	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
84	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
85	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
86	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
87	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
88	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
89	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
90	STI Grace	2016	109,999	—	SLR2P (4)	LR2
91	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
92	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2
93	STI Solace	2016	109,999	—	SLR2P (4)	LR2
94	STI Stability	2016	109,999	—	SLR2P (4)	LR2
95	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2

96	STI Supreme	2016	109,999	—	SAPC (5)	LR2
97	STI Symphony	2016	109,999	—	SAPC (5)	LR2
98	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
99	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
100	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
101	STI Goal	2016	113,000	—	SLR2P (4)	LR2
102	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
103	STI Guard	2016	113,000	—	SLR2P (4)	LR2
104	STI Guide	2016	113,000	—	SLR2P (4)	LR2
105	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
106	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
107	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned DWT		7,783,215

	Vessel Name	Year Built		DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (10)
	Time or bareboat chartered-in vessels
108	Kraslava	2007		37,258	1B	SHTP (1)	Handymax	Time charter	$11,250	13-May-18	(11)
109	Krisjanis Valdemars	2007		37,266	1B	SHTP (1)	Handymax	Time charter	$11,250	13-Mar-18	(11)
110	Silent	2007		37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(12)
111	Single	2007		37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(12)
112	Star I	2007		37,847	1A	SHTP (1)	Handymax	Bareboat	$7,500	31-Mar-19	(12)
113	Sky	2007		37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(12)
114	Steel	2008		37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(12)
115	Stone I	2008		37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(12)
116	Style	2008		37,847	1A	SHTP (1)	Handymax	Bareboat	$6,000	31-Mar-19	(12)
117	STI Beryl	2013		49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(13)
118	STI Le Rocher	2013		49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(13)
119	STI Larvotto	2013		49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(13)
120	Vukovar	2015		49,990	—	SMRP (2)	MR	Time charter	$17,034	01-May-18
121	Zefyros	2013		49,999	—	SMRP (2)	MR	Time charter	$13,000	08-June-18	(14)
122	Gan-Trust	2013		51,561	—	SMRP (2)	MR	Time charter	$13,050	06-Jan-18	(15)
123	CPO New Zealand	2011		51,717	—	SMRP (2)	MR	Time charter	$15,250	12-Sep-18	(16)
124	CPO Australia	2011		51,763	—	SMRP (2)	MR	Time charter	$15,250	01-Sep-18	(16)
125	Ance	2006		52,622	—	SMRP (2)	MR	Time charter	$13,500	12-Oct-18	(17)
126	Densa Crocodile	2015		105,408	—	SLR2P (5)	LR2	Time charter	$14,750	06-Jan-18	(18)

	Total time or bareboat chartered-in DWT			902,483

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Vessel type
127	Hull 2607 - TBN STI Esles II	HMD	(19)	52,000	MR
128	Hull 2608 - TBN STI Jardins	HMD	(19)	52,000	MR

	Total newbuilding product tankers DWT			104,000

	Total Fleet DWT			8,789,698

(1)
This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management, or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is operated by SCM. SLR1P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P is a related party to the Company.
(5)	This vessel operates in the Scorpio Aframax Pool, or SAPC. SAPC is operated by SCM. SAPC is a related party to the Company.
(6)	This vessel is currently time chartered-out to an unrelated third-party for three years at $18,000 per day. This time charter is scheduled to expire in January 2019.
(7)	This vessel is currently time chartered-out to an unrelated third-party for three years at $20,500 per day. This time charter is scheduled to expire in December 2018.
(8)
This vessel is currently employed under a short-term time charter-out agreement with an unrelated third party, following which this vessel is expected enter the SMRP. We consider short-term time charters (less than one year) as spot market voyages.

(9)	This vessel is currently time chartered-out to an unrelated third-party for three years at $28,000 per day. This time charter is scheduled to expire in February 2019.
(10)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(11)	We have an option to extend the charter for an additional year at $13,250 per day.
(12)	This agreement includes a purchase option which can be exercised through December 31, 2018. If the purchase option is not exercised, the bareboat-in agreement will expire on March 31, 2019.
(13)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

(14)
In November 2017, we declared the option to extend this charter for an additional six months at $13,250 per day effective December 2017. We have an option to extend the charter for an additional year at $14,500 per day.

(15)	We have an option to extend the charter for an additional year at $15,000 per day.
(16)	We have an option to extend the charter for an additional year at $16,000 per day.
(17)	In August 2017, we entered into a new time charter-in agreement for one year at $13,500 per day. We have an option to extend the charter for an additional year at $15,000 per day.
(18)	We have an option to extend this charter for an additional six months at $15,750 per day.
(19)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). One vessel is expected to be delivered before the end of 2017 and one vessel is expected to be delivered in the first quarter of 2018.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

The Company's dividends paid during 2016 and 2017    were as follows:

Date paid	Dividends per share
March 2016	$0.125
June 2016	$0.125
September 2016	$0.125
December 2016	$0.125
March 2017	$0.010
June 2017	$0.010
September 2017	$0.010

On November 14, 2017, the Company's Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about December 28, 2017 to all shareholders as of December 13, 2017 (the record date). As of November 14, 2017, there were 281,095,755 shares outstanding.

Securities Repurchase Program
In May 2015, the Company's Board of Directors authorized a Securities Repurchase Program to purchase up to an aggregate of $250 million of the Company's securities which, in addition to its common shares, currently consist of its (i) Convertible Notes, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2019 (NYSE: SBBC), which were issued in March 2017.
In April 2017, we acquired an aggregate of 250,419 of our Unsecured Senior Notes due 2017 for aggregate consideration of $6.3 million, which was the result of the cash tender offer of such notes. These notes matured and were repaid in full in October 2017.
As of the date hereof, the Company has the authority to purchase up to an additional $147.1 million of its securities under its Securities Repurchase Program. The Company expects to repurchase its securities in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the Securities Repurchase Program to repurchase any of its securities.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or finance leases 107 product tankers (38 LR2 tankers, 12 LR1 tankers, 43 MR tankers, 14 Handymax tankers) with an average age of 2.3 years and time or bareboat charters-in 19 product tankers (one LR2 tanker, nine MR tankers and nine Handymax tankers). The Company has contracted for two newbuilding MR product tankers, one of which is expected to be delivered before the end of 2017 and the other in the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes adjusted net income or loss and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of adjusted net income or loss with the adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.

Reconciliation of Net (Loss) / Income to Adjusted Net (Loss) / Income

	For the three months ended September 30, 2017
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(36,948)	$(0.16)	$(0.16)
Adjustments:
Deferred financing fees write-off	630	0.00	0.00
Merger transaction related costs	2,285	0.01	0.01
Gain on sale of vessel	(7)	0.00	0.00
Adjusted net loss	$(34,040)	$(0.15)	$(0.15)

	For the three months ended September 30, 2016
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(27,115)	$(0.17)	$(0.17)
Adjustments:
Deferred financing fees write-off	8,978	0.06	0.06
Unrealized gain on derivative financial instruments	(169)	0.00	0.00
Adjusted net loss	$(18,306)	$(0.11)	$(0.11)

	For the nine months ended September 30, 2017
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net loss	$(116,730)	$(0.61)	$(0.61)
Adjustments:
Deferred financing fees write-off	1,497	0.01	0.01
Merger transaction related costs	34,815	0.18	0.18
Bargain purchase gain	(5,417)	(0.03)	(0.03)
Loss / (gain) on sales of vessels	23,345	0.12	0.12
Adjusted net loss	$(62,490)	$(0.33)	$(0.33)

	For the nine months ended September 30, 2016
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$4,762	$0.03		$0.03
Adjustments:
Deferred financing fees write-off	14,479	0.09		0.09
Unrealized gain on derivative financial instruments	(1,600)	(0.01)		(0.01)
Gain on repurchase of Convertible Notes	(994)	(0.01)		(0.01)
Loss on sales of vessels	2,078	0.01		0.01
Adjusted net income	$18,725	$0.12	(1)	$0.11

(1) Summation differences due to rounding

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

	For the three months ended September 30,		For the nine months ended September 30,
In thousands of U.S. dollars	2017	2016	2017	2016
Net (loss) / income	$(36,948)	$(27,115)	$(116,730)	$4,762
Financial expenses	30,927	31,150	77,621	82,381
Unrealized gain on derivative financial instruments	—	(169)	—	(1,600)
Financial income	(665)	(59)	(1,154)	(169)
Depreciation	36,341	30,686	97,883	90,775
Merger transaction related costs	2,285	—	34,815	—
Bargain purchase gain	—	—	(5,417)	—
Amortization of restricted stock	5,875	7,588	17,481	23,076
(Gain) / loss on sale of vessels	(7)	—	23,345	2,078
Gain on repurchase of Convertible Notes (recorded within Financial income)	—	—	—	(994)
Adjusted EBITDA	$37,808	$42,081	$127,844	$200,309

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of our operations, risks relating to the integration of the operations of Navig8 Product Tankers Inc. (“NPTI”) and the possibility that the anticipated synergies and other benefits of the acquisition of NPTI will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger with NPTI and the related transactions, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers’ filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616